Exhibit 99.5

FOR IMMEDIATE RELEASE

Pure Nickel reports results for the six months ended May 31, 2009

Second quarter results

TORONTO, CANADA, June 18, 2009 - Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) reported its results for the six months ended May 31, 2009. The company reported that it was on track with its expectations and held $7.0 million of cash and cash equivalents at May 31, 2009, compared with $7.7 million at the previous fiscal year-end November 30, 2008. Pure Nickel reported a net loss of $0.5 million for the second fiscal quarter of 2009, compared to a net loss of $0.8 million for the second quarter of 2008. Pure Nickel’s consolidated financial statements for the quarter and the accompanying management discussion and analysis are available on the company’s website at www.purenickel.com, on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

Q2 operating highlights

During the second fiscal quarter, Pure Nickel completed the final preparation for its MAN Alaska property 2009 exploration program including drill, helicopter and drill camp support activities. The drilling commenced in June 2009, shortly after the quarter-end. More details regarding the exploration program will be released in the coming months.

The Japanese conglomerate ITOCHU, the company’s project partner, has reimbursed Pure Nickel for expenditures incurred last year and those budgeted for the first half of 2009 at MAN. Under the terms of the agreement ITOCHU is firmly committed to funding this year’s exploration activity to a combined maximum of US$6.5 million for 2008 and 2009. On an ongoing basis, exploration activity will be funded through 2014 to a total of US$40 million subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

Options granted

Pure Nickel announced that its board of directors granted an aggregate of 200,000 stock options to consultants. The options have an exercise price of $0.265, a term of three years and are subject to the terms and conditions of the company’s Stock Option Plan.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE (Platinum Group Element) projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com